UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated June 11, 2020
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI LIMITED - RESULTS OF THE
76th ANNUAL GENERAL MEETING OF SHAREHOLDERS

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
NEWS RELEASE
RESULTS OF THE 76
th
ANNUAL GENERAL MEETING OF SHAREHOLDERS

AngloGold Ashanti shareholders are advised that at the annual general meeting of shareholders of the
Company held on Wednesday, 10 June 2020 (“Annual General Meeting”), all the ordinary and special resolutions, as set out in the 2019 Notice of Annual General Meeting and summarised financial information for the year ended 31 December 2019, were passed by the requisite majority of votes of shareholders present in person or represented by proxy.

The total number of shares voted in person or by proxy at the Annual General Meeting was 330,483,981 ordinary shares (“Shares”) representing 79% of AngloGold Ashanti’s issued Share capital as at Friday,
5 June 2020, being the Voting Record Date.

The voting results were as follows:
1.    Ordinary resolution 1 - Re-election of directors
Total Shares voted
Shares
abstained
Directors For (%) Against (%) Number %
(1)
%
(1)
1.1 Mr SM Pityana
97.57 2.43 329,063,246 79.01 0.34
1.2 Mr AH Garner
99.97 0.03 329,214,613 79.04 0.30
1.3 Mr R Gasant
99.14 0.86 329,215,148 79.04 0.30

2.    Ordinary resolution 2 – Election of directors
Total Shares voted
Shares
abstained
Directors For (%) Against (%) Number %
(1)
%
(1)
2.1 Ms MDC Ramos
99.39 0.61 329,214,943 79.04 0.30
2.2 Ms NVB Magubane
99.27 0.73 329,214,812 79.04 0.30

3.    Ordinary resolution 3 – Appointment of Audit and Risk Committee members
Total Shares voted
Shares
abstained
Directors For (%) Against (%) Number %
(1)
%
(1)
3.1 Mr R Gasant
87.36 12.64 329,213,316 79.04 0.31
3.2 Ms MDC Richter
88.97 11.03 329,856,021 79.20 0.15
3.3 Mr AM Ferguson
88.82 11.18 329,213,034 79.04 0.31
3.4 Mr JE Tilk
88.34 11.66 328,310,019 78.83 0.52

4.    Ordinary resolution 4 - Reappointment of Ernst & Young Inc. as auditors of the Company
Total Shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
82.74 17.26 328,182,548 78.80 0.55

5.    Ordinary resolution 5 - General authority to directors to allot and issue ordinary shares
Total Shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
95.23 4.77 329,201,497 79.04 0.31

6.    Ordinary resolution 6 – Separate non-binding advisory endorsement of the AngloGold Ashanti remuneration policy and implementation report
Total Shares voted
Shares
abstained
For (%) Against (%) Number %
(1)
%
(1)
6.1 Remuneration Policy
88.04 11.96 329,033,168 79.00 0.35
6.2 Implementation Report
87.52 12.48 329,017,651 79.00 0.35

7.    Special resolution 1 - Non-executive director fees
Total Shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
99.75 0.25 329,021,629 79.00 0.35

8.    Special resolution 2 - General authority to acquire the Company’s own Shares
Total Shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
99.39 0.61 329,014,259 79.00 0.35

9.    Special resolution 3 - General authority to directors to issue for cash, those Shares which the directors are authorised to allot and issue in terms of ordinary resolution 5
Total Shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
96.24 3.76 329,036,752 79.00 0.35

10.    Special resolution 4 - General authority to provide financial assistance in terms of Sections 44 and 45 of the Companies Act
Total Shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
98.66 1.34 329,015,251 79.00 0.35

11.    Special resolution 5 – Approval of the MOI amendment
Total Shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
99.51 0.49 328,993,896 78.99 0.36

12.    Ordinary resolution 7 - Directors’ authority to implement special and ordinary resolutions
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
99.96 0.04 329,004,014 78.99 0.36

(1)
Expressed as a percentage of 416,495,627 AngloGold Ashanti Shares in issue as at Friday, 5 June 2020, being the Voting Record Date.

ENDS

Johannesburg
11 June 2020
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS
Media
Chris Nthite
+27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Sabrina Brockman
+1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com
Yatish Chowthee
+27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com
Fundisa Mgidi
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: June 11, 2020
By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance